INVEST IN **HLD FILM INC**

Share in the Multi-Billion Dollar Movie Industry. Invest in HERO. LOSS. DIRT


HERO. LOSS. DIRT



Rosa Rivera CEO of H&O Investment Company

I invested in Oliver Mann's first feature film SUCH A FUNNY LIFE and attended a few theatrical screenings and the theatrical run and events once the film was released. I truly had a great experience delving into the movie world and I look forward to seeing the success of his more ambitious film HERO.LOSS.DIRT. From how much I saw from his first film I have no doubt that this will be a success. The film industry has seemed to make a resurgence during the pandemic and this could be a great experience for all investors to be part of something big as I believe Oliver Mann will be among one of the most important new Film Directors.

Invested $20,000 this round & $20,000 previously

hldfilm.company New York NY

Entertainment | Art | Film | Theater

Highlights

1. 📜 Script scored highly with SLATED, a leading Feature Film script market-viability assessor
2. 📈Investors in 1st position recouping 115-120% of their investment before 50% profit sharing
3. 🗽 Fast profit disbursements of over $500k through NY State refunded tax credit
4. 🎬 Production Team - Hollywood insiders working with major directors, networks & A-listers

3. 🗽 Fast profit disbursements of over $500k through NY State refunded tax credit

4. 🎬 Production Team - Hollywood insiders working with major directors, networks & A-listers

5. 🏆 Award-Winning Buffalo 8 of Toronto, Berlin, Sundance, and SXSW, Executive Producing
6. 🎭 Major Film Casting for top films including actors Jeremy Renner and Elizabeth Olsenolder
7. 🎭 Director /Producer /Writer, Oliver Mann recently released the Indie Gem "Such A Funny Life"

Our Team



Oliver Mann Writer/Director, Producer

Critically acclaimed director, writer, & producer known for the release of his feature film & acclaimed Indie Gem "Such A Funny Life." Prior to Such a Funny Life, Oliver produced and launched a long line of film-festival-premieres starting in 2005.

This idea came to me shortly after the release of my last film. It was what you call an epiphany where I knew I would spend years developing this idea. Once you know, you know. An idea of a film that would be so intriguing that I must show the world. A suspenseful film encompassing various backgrounds colliding then ultimately coming together.



Lauren Bass Casting Director

Heads her casting agency working with A-listers on a variety of projects. Her extensive career began in LA working for top casting agencies & transitioned to work for the most respected casting directors in Hollywood before founding "BASS/CASTING."



Jordan Bass Casting Director

Jordan is co-founder of "BASS/CASTING" and a highly experienced casting director. He began his career performing off-Broadway and on national tours, before landing in LA to begin a long standing Hollywood film casting career.



Gonzalo Trigueros Actor

Gonzalo Trigueros to play Dirt: is an actor, writer, & producer. Recent credits include "Such a Funny Life" (Amazon), "Power" (Starz)", "Instinct" (NBC)", "La Condesa" (Amazon) directed by five-time Emmy winner Mario Ramos, & more.



Tom Ashton Actor

Tom Ashton to play Adam: is an NYC-based actor/musician. TV: The Blacklist (NBC); City on Fire (Apple TV+ - in production); God Friended Me (CBS). FILM: The Kill Room (Samuel L. Jackson/Uma Thurman – in production); Such A Funny Life, & more.

HERO. LOSS. DIRT

YOUR DREAM INVESTMENT

Imagine if the indie film icons AMORES PERROS, HALF NELSON, and BLACK SWAN had open investor invitations to behind-the-scenes production, access to the filming, the movie stars, the premieres, shares in the credits, AND shares in the profits. This dream is made into a reality through your investment:


LOW-BUDGET INDIE FILMS
ARE RAKING IN PROFITS &
AWARD NOMINATIONS
LIKE NEVER BEFORE
COLD WAR
Lady Bird

I'm here to bring you closer than you ever imagined to behind the scenes movie

magic, with investor Perks that include rare and exclusive access to the production and movie stars throughout the development of my next groundbreaking film:


Invest - Gonzalo Trigueros - HERO. LOSS. DIRT
Dan Mueller
HD FILM
INVEST
00:22
vimeo

Get Your Share of the Multi-Billion Dollar Movie Industry

Your investment is also your ticket to financially share in the multi-billion dollar movie industry, as investors are in first position to recoup 115-120% of their investment followed by 50% of all net profit distributions.

"Indie Gem" Machine

Leveraging over a decade of experience in writing, producing, and directing films for Indie Festivals across the globe, I premiered my first Feature Film, "Such A Funny Life," in 2019 which was hailed an **Indie Gem** by industry critics, proving a unique ability to bring great new independent films to market.


MOVIE LOVERS RAVE ABOUT SUCH A FUNNY LIFE
Such a Funny Life is a rare indie gem that deserves attention. Highly recommended.
Thatmomentin.com
What writer/director Oliver Mann strives to achieve with Such a Funny Life is quite impressive.
Cinema Smack
Gonzalo Trigueros gives an amazing performance in a beautifully shot, delightful story that had so much promise, and completely lived up to the hype I was given around this brilliant film.
TRAINWRECK'D SOCIETY
Such a Funny Life offers an alternative angle on the plight of the struggling stand-up comedian.
LA Weekly
SUCH A FUNNY LIFE

Cinematic History

My team and I invite you to join us in making cinematic history with the production & release of our all-new feature film Hero. Loss. Dirt.

Set in iconic New York City and the grand beauty of the West Virginia Mountains, our lead plays a heroic psychologist who publicly falls from grace and faces the dark hearts of those who seek the truth in this deeply mysterious dramatic thriller.


HERO. LOSS. DIRT

Initial viewings are planned for post-pandemic theater audiences thirsting for fresh new independent releases such as Hero. Loss. Dirt


Tom Ashton - Test Reading - HERO. LOSS. DIRT
Dan Mueller
HD FILM INC
TEST READ
02:24
vimeo

PROFITABLE MODEL

Low-budget Indie Films & Psychological Dramas are cashing in Profit and Award Nominations, providing a unique opportunity to produce a film for approximately $1.5M - 10 Million Dollars with potential returns of 9X - 43X.

Moonlight (2016) had an estimated production budget of approximately $1.5 million and enjoyed massive success at the worldwide box office to the tune of **$65 million**, accounting for a 43x ROI.


THIS IS THE STORY OF A LIFETIME
High Return Potenial
43X
$65M
60 million
40 million
20 million
Amount in USD
$1.5M


MOONLIGHT
COMING SOON
0 million
Production Budget
Gross Revenue

*returns based on actual examples and are not guaranteed

Similarly, In 2017, both Lady Bird and Call Me By Your Name, indie films with low budgets achieved not only massive box office success ($79 million and $41.9 million respectively) but were both nominated for Best Picture at the 2018 Academy Awards.

1st Position Terms

Whether you invest $250 or $250,000, all investors receive 50% of all net profit distributions after 1st Position recoup. Additionally, 1st Position investors receive 115% - 120% of Principal depending on investment amount.

THE FEATURE FILM


HERO. LOSS. DIRT

HERO.

Logline - A New York psychologist is accused of his wife's death a year after being hailed a hero for saving her life. While under investigation, he must journey to West Virginia to honor her burial wishes and uncover her secret past, which includes a troubled brother, now seeking the truth about her death.

LOSS.

Initially set in the muddy, fast-paced streets of New York, the mysterious death of our heroine Claudia triggers a dramatic cascade of unforeseen events… While being under investigation after Claudia's funeral, her husband Adam must journey to her childhood home in the primeval depths of the Blue Ridge Mountains of West Virginia.

DIRT

The film explores the extent to which one grieving widower will go to honor his wife's burial wishes, even when confronted with the fact that she was not who he thought she was.

In the boldly suspenseful style of Gone Girl, this film will have you questioning the innocence of Claudia, the husband suspected of her murder, and the outlaw brother she discarded with the secrets of her past.

The Writer / Director

As a critically acclaimed writer/director, graduate of the New York Film Academy, and a military veteran, Oliver Mann is in the unique position of capturing the sinister psyche of the world he created. Dark and intelligent, with just the right amount of anxiety-inducing psychological thrills, Hero. Loss. Dirt plays to Mann's strength of bringing out the inner essence of each of his multifaceted characters to be viscerally experienced through film.






SUCH A FUNNY LIFE
A FILM BY OLIVER MANN

Script Score

“Slated,” a leading film industry resource, boasts a documented correlation between their script-score-ratings over 70 and high scores on the most trusted industry film rating website “Rotten Tomatoes.” Slated awarded Hero. Loss. Dirt an impressive score of 72!



*These are actual script pages from HERO. LOSS. DIRT

To further characterize the value of this score, it conveys a solidly formulated, production-ready script, positioned to be a showpiece in the critical film festival circuit, and places HERO. LOSS. DIRT alongside award winning films such as Hell or High Water, Moonlight, & Whiplash!


HERO. LOSS. DIRT


BRIDGES
PINE
FOSTER


THIS IS THE STORY OF A LIFETIME


MILES TELLER J.K. SIMMONS
WHIPLASH


HELL
OR
HIGH
WATER
"A THRILLINGLY GOOD MOVIE"

MOONLIGHT


slated

Where great movies get made.

Award-Winning Executive Producers Buffalo 8

The top-ranking independent production company Buffalo 8 hand selected Hero. Loss. Dirt as a key film for Executive Production. As a full-service Hollywood film and media agency with a focus on production, post-production, design, and finance for the entertainment industry, Buffalo 8's projects attract top talent and critical acclaim.

buffalo 8


BUFFALO 8'S AWARD-WINNING PROJECTS
TEACHER
THE FLOOD
THE DEAD OF NIGHT
FROM DUSK TILL GONE
AS YOU ARE
NETFLIX
RODNEY KING
LITTLE MEN
LAND OF LEOPOLD

Behind The Movie Magic

The Director: Oliver Mann maintains a talented team, dedicated to the success of Hero. Loss. Dirt. As a critically acclaimed director/writer/producer, military veteran, and a graduate of the New York Film Academy, with decades of experience bringing his unique films & vision to audiences across the globe, Mann has the tenacity and vision required to bring Hero. Loss. Dirt to the big screen.

The Crew: Our film Crew boasts a stellar team of dynamic Hollywood insiders who work with A-list actors, award-winning cinematographers, and worldwide distribution channels.

The Casting: BASS/CASTING is poised to recruit the talent for our film, starting with the lead. Having casting projects such as Wind River (starring Jeremy Renner and Elizabeth Olsen), Chemical Love (starring Lili Reinhart and Austin Abrams), and other feature film, television, and short film projects under their belt, they've been able to entice many larger-named celebrities to take on roles in Hero. Loss. Dirt.

Cinematographers: Oliver is currently in discussions with award-winning cinematographers

Medium: As we endeavor to keep Hero. Loss. Dirt as close to its arthouse roots as possible, we are proud to announce that we will be shooting our entire project on Kodak film.

TALENT AND PERKS!

Gonzalo Trigueros to play Dirt: is an actor, writer, and producer, who immigrated to the United States at an early age. Recent credits include "Such a Funny Life" (Amazon), "Power" (Starz)", "Instinct" (NBC)", "La Condesa" (Amazon) directed by five-time Emmy winner Mario Ramos, Nilo Cruz's "Exquisita Agonía" and "Hotel Desidirium" , for which he originated the roles of Tommy and Sunol, respectively. Other theater credits include "Anna in the Tropics" with the Acting Company, "Blindspot", "Valor, Agravio y Mujer", "La Celestina." and "Eva Luna". He is attached to "Little Fears" the film, starring alongside Alexandra Gray. Trigueros has also participated in several voice over campaigns & He is currently in preproduction for Oliver Mann's "Hero. Loss. Dirt"





Gonzalo Trigueros

Tom Ashton to play Adam: is an NYC-based actor/musician. TV: The Blacklist (NBC); City on Fire (Apple TV+ - in production); God Friended Me (CBS). FILM: The Kill Room (Samuel L. Jackson/Uma Thurman – in production); Such A Funny Life, Saturnalia (also wrote/performed songs); Full Moon and High Tide in the Ladies Room (also composed score). NYC THEATER: Everything Dark in This World; Butterfly Hour; Yellowface; Who'll Save The Plowboy. TV/FILM MUSIC: Enchantments; Dickie Roberts: Former Child Star; View From The Top; My Boss's Daughter; Tru Calling; Roswell. RECORDING ARTIST/PRODUCER: Early Edison (Sony Music). AWARDS: Winner, Best Supporting Actor (Seoul Webfest): Tech Bettys.



Tom Ashton

Additional Roles still to be selected! This provides the EXTREMELY RARE opportunity for you, dear investor, to take part in the casting couch review and selection of our top Movie Stars! See the Perks section at the top (hover your mouse over the "Investor Perks" text to reveal the perks window, or touch "Investor Perks" on your Touch Screen, then click on items of interest for more information).


Gonzalo Trigueros - Test Reading - HERO. LOSS. DIRT.mp4
Dan Mueller
FILM


TEST READ
GONZALO TRIGUEROS
00:55
vimeo

FINANCING & STRATEGY

Added Capital: Bondit pledges up to $1.7M in investment once we hit $1.3M of investment through Wefunder.

Tax Strategy: Production to shoot in areas with above-average tax incentives, such as New York which offers a tax credit of 25% of the budget on all qualified in-state spending, which we will be using as part of our investment strategy. Taking advantage of such incentives protects an investment before production even begins.


"
OUR TAX STRATEGY
RECOUPS $500K+
BEFORE FILM RELEASE
"

Though this tax credit will be given to the loan entity, repayment of the loan allows profits to be distributed to investors much more quickly.

And, **Section 181 Deduction** under the Tax Cuts and Jobs Act of 2018 (TCJA) creates a 100% deduction for any money invested in a film that is produced in the United States and that qualifies under the original qualification standards of Section 181.

Pre-Sales: In addition, our pre-sales agreement takes advantage of the film's potential sales results and leverages that against a senior debt lender to finance a portion of the production - Once the sales agent can pre-sell a portion of the 150 territories, that money, minus the sales commission, will be handed back to the investors.

MARKETING & DISTRIBUTION

The Market

Indie/arthouse theater audience resurgence & Streaming Service acquisitions are rising at a pace never before seen in the industry:

- Over half the films featured at Sundance Film Festival in 2019 were purchased for distribution
- The independent feature CODA broke records, selling to Apple+ for an unprecedented $25 million.
- There remains a vast void in the market, starving for exciting, high-quality new content.
- Top-tier festivals actively seek content that celebrates diversity, and where Hero. Loss. Dirt is helmed by a Latino director, produced by a female-dominated creative team, and poised to star a diverse cast of minorities.
- Over the last decade, the 25-29 age demographic has been responsible for 25% of all theatrical ticket sales worldwide. This group goes to see more films and spends more money on arthouse/indie films like Hero. Loss. Dirt.
- Hero. Loss. Dirt is well-positioned to capitalize on the burgeoning arthouse audiences across the globe.
- Independent films with superb storytelling and spellbinding characters prove that there is financial and critical success to be had for a character-driven, independent drama like Hero. Loss. Dirt.


SUNDANCE
Internationale Filmfestspiele Berlin
tiff
SXSW
SUN VALLEY FILM FESTIVAL
TRIBECA FILM FESTIVAL
NEWPORT BEACH FILM FESTIVAL

Market Comps

Hero. Loss. Dirt is comparable to such Indie greats as Moonlight & Manchester by the Sea - Similar in Tone, Actor Profiles, & Indie Budget, and where the two comparable films earned approximately **$65 million** and **$79 million** respectively, with both films receiving numerous top industry Accolades & Awards.


HERO. LOSS. DIRT




CASEY AFFLECK
MICHELLE WILLIAMS
KYLE CHANDLER
LUCAS HEDGES
"A MASTERPIECE."
"CASEY AFFLECK JOINS THE RANKS OF GIANTS."
"MICHELLE WILLIAMS IS STUNNING."
"HEARTBREAKING AND HEARTWARMING. PACKS AN EMOTIONAL WALLOP."
A PICTURE BY KENNETH LONERGAN
MANCHESTER BY THE SEA
THIS IS THE STORY OF A LIFETIME
MOONLIGHT
COMING SOON

Early State Marketing

Marketing at a grassroots level has already begun, including targeted genre-based social media marketing and this Campaign, which is just the start of our tested and savvy approach.

Early stage marketing further includes partnering with a well-known entertainment sales agency during the development phase. This allows for strong casting selections to generate early interest before production is complete, and, introduce our concept to the market before beginning a physical sales campaign.


Master P - Invest - Hero. Loss. Dirt
Dan Mueller
HD FILM
MASTER P
Rap Mogul
INVEST
00:13
vimeo

Release Marketing

In addition to traditional marketing towards a widespread theatrical release, we will also market through streaming video on demand (SVOD) and over-the-top (OTT) platforms such as Netflix, Amazon, Hulu, Vudu, Crackle, Apple+, and others.




TARGET MARKETS
URBAN PROFESSIONALS
YOUNG URBAN PROFESSIONALS ACCOUNTED FOR AN EXCEPTIONAL 18-20% OF TOTAL TICKET SALES FOR SIMILAR TITLES TO *HERO LOSS DIRT*. WITH SOPHISTICATED SENSIBILITIES AND DISPOSABLE INCOME—THIS DEMOGRAPHIC IS ONE OF THE MOST CRUCIAL EMERGING SALES GROUPS TO FOCUS ON. WITH THE AVERAGE MOVIEGOER IN THIS CATEGORY PURCHASING UPWARDS OF 8 MOVIE TICKETS/YEAR (PER MPAA STATISTICS) THIS GROUP IS MORE LIKELY TO BE KEYED INTO MOVIE CULTURE. AND EXCITED BY AN INDEPENDENT FILM LIKE *HERO LOSS DIRT*. THIS ISN'T NECESSARILY SURPRISING. SINCE THESE INDIVIDUALS ARE GENERALLY RENTERS AND THUS HAVE HIGH AMOUNTS OF DISPOSABLE INCOME AND FREE TIME WITH WHICH TO SEE MOVIES. ESPECIALLY THOSE THAT DON'T RECEIVE EXPENSIVE MARKETING CAMPAIGNS LIKE BIG-BUDGET TENTPOLE PROJECTS.
WITH A DEMOGRAPHIC THAT'S ALSO TWICE AS LIKELY TO USE SOCIAL MEDIA PLATFORMS LIKE FACEBOOK. TWITTER & INSTAGRAM DAILY. THE MARKETING POTENTIAL WITH THIS DEMOGRAPHIC IS HUGE. DRAMATIC. ART-HOUSE FILMS SUCH AS *LITTLE WOMEN AND MIDSOMMAR*. BOTH EXPERIENCED INCREASED BOX OFFICE RESULTS IN 2019 DUE TO SAVVY WORD-OF-MOUTH MARKETING CAMPAIGNS. SOMETHING THAT THE PRODUCERS OF *HERO LOSS DIRT* ARE KEEN TO REPLICATE. AND WITH MANY DIFFERENT ASPECTS OF *HERO LOSS DIRT* BEING APPEALING TO THIS DIVERSE DEMOGRAPHIC. THERE IS PLENTY OF POTENTIAL FOR *HERO LOSS DIRT* TO STRIKE A CHORD WITH THIS AUDIENCE GROUP.
DRAMATIC & ARTHOUSE AUDIENCES
SINCE 2010. THE 25-29 AGE DEMOGRAPHIC HAS BEEN RESPONSIBLE FOR 25% OF ALL THEATRICAL TICKET SALES. THIS GROUP WAS ALSO FOUND TO BE MORE LIKELY TO SEE A GREATER NUMBER OF FILMS PER YEAR THAN ANY OTHER DEMOGRAPHIC. AS WELL AS BEING THE MOST LIKELY TO PURCHASE TICKETS TO ARTHOUSE FILMS LIKE *HERO LOSS DIRT* AS WELL. BECAUSE OF THIS REALITY. THIS FILM IS WELL POSITIONED TO CAPITALIZE ON THIS BURGEONING ARTHOUSE GENRE IN THE UNITED STATES AND ABROAD. IN 2016. MANCHESTER BY THE SEA. A $9 MILLION FILM WHICH RESTS WELL OUTSIDE OF THE TRADITIONAL STUDIO FARE. ENJOYED MASSIVE SUCCESS AT THE WORLD-WIDE BOX OFFICE TO THE TUNE OF $79 MILLION.
IN 2017. BOTH *LADY BIRD* AND *CALL ME BY YOUR NAME*. INDEPENDENT FILMS WITH LOW BUDGETS ACHIEVED NOT ONLY MASSIVE BOX OFFICE SUCCESS ($79 AND $41.9 MILLION RESPECTIVELY) BUT WERE BOTH NOMINATED FOR BEST PICTURE AT THE 2018 ACADEMY AWARDS. THE FOLLOWING YEAR. *COLD WAR*. AN INDEPENDENT PERIOD PIECE WITH A $5 MILLION BUDGET ALSO HAD A CONSIDERABLE RUN AT THE BOX OFFICE AND RECEIVED THREE OSCAR NOMINATIONS AS WELL. OBVIOUSLY. INDEPENDENT FILMS WITH SUPERB STORYTELLING AND SPELLBINDING CHARACTERS. LIKE THE ABOVE. PROVE THAT THERE IS FINANCIAL AND CRITICAL SUCCESS TO BE HAD FOR A CHARACTER-DRIVEN. INDEPENDENT DRAMA LIKE *HERO LOSS DIRT*.

Distribution

Feature Film Marketing starts at the beginning of development and finishes after release on all distribution platforms, where World-Wide distribution plans additionally equate to promoting our film nonstop, including:

- Market-focused film festivals
- Los Angeles Distributors Screenings
- Special Interest Groups Screenings

Plans include working in tandem with agency and sales partners to premiere Hero Loss Dirt at top-tier film festivals, targeting: Sundance, Berlin, SXSW, or Toronto. Additional film festivals targets include: Sun Valley FF, Tribeca FF, Newport Beach FF, among others.


TIMELINE


DEVELOPMENT
Currently Underway
Fully develop the shooting script
Complete preliminary shooting schedule
Complete preliminary budget
Secure preliminary talent commitments
Secure project funding
"HERO. LOSS. DIRT."
Budget v3 (based on Schedule v1)
SAG Low Budget (w/ Diversity Incentive)
IATSE TIER 1 & Teamster LOW BUDGET
NON DGA
Acct#
1100 STORY & RIGHTS
1200 PRODUCERS UNIT
1300 DIRECTOR
1400 CAST
1500 ATL TRAVEL
Total Above-The-Line
2000 PRODUCTION STAFF
2100 EXTRAS
PRE-PRODUCTION
November 2021 - January 2022
Production offices and accounting department
Final casting, cast rehearsals, fittings
Complete production team and crew
Production schedule and budget
Tom Ashton



Final Casting
Production design
planning and
ocation scouting
Engage music licensing
and pre-recording
Travel and
arrangements
PRINCIPAL PHOTOGRAPHY
February 2022 - March 2022
Picture and field
sound acquisition
Outstanding
business issues
Finalize all
accounting
for audit
Finalize creative
assets for
post-production
POST-PRODUCTION
March 2022-June 2022
Editorial
Music scoring
and record score
Sound design
Digital effects and
color correction
Test screenings and
adjustments
Final sound and
picture for Dolby mix
and/or THX Digital Master
All deliverables:
sound, music, trailer,
print (film and digital),
DVD, publicity, and
legal requirements
Test Screen Adjustments
MARKETING AND DISTRIBUTION
**(Pending)
Market-focused
film festivals
Screening for
distributors in
Los Angeles
Screenings for
leadership of
special interest
groups
Engage self-
distribution plan

YOUR INVESTMENT

With our robust & detailed plan for development, pre-and-post production, photography, marketing, and distribution, Hero. Loss. Dirt is ready to capitalize on the current momentum to craft an amazing film through an efficient timeline toward a highly successful distribution.



"
JOIN US FILM LOVERS...
INVEST. Step Behind the Screen.
Claim Your Share of the
Multi-Billion Dollar Film Industry
BE A PART OF MOVIE HISTORY
"

- OLIVER MANN



Campaign Strategy, Design, & Marketing by Campaigns.Guru

Downloads

Hero Loss Dirt - Deck v5.pdf